Exhibit 99.3

Ribbon Communications Inc.

Restricted Stock Unit Award Agreement (Performance-Based Vesting)

THIS RESTRICTED STOCK UNIT AWARD AGREEMENT, including any additional terms and conditions for the Participant’s country set forth in the appendix attached hereto (the “Appendix” and, collectively with the Restricted Stock Unit Award Agreement, the “Agreement”), is made effective as of the date set forth in the table immediately below (the “Grant Date”), between Ribbon Communications Inc., a Delaware corporation (the “Company”), and the participant named in the table immediately below (the “Participant”).

Participant:	Stephen J. McCaffery
Grant Effective Date:	October 31, 2025
Number of Restricted Stock Units Subject to Vesting Based on Company Performance Metrics (“Annual Performance PSUs”):	64,804
Number of Restricted Stock Units Subject to Vesting Based on Company Performance Metrics (“TSR PSUs”):	43,202

RECITALS

WHEREAS, the Board has determined that it is in the best interests of the Company and its stockholders to, as an inducement material to the decision by the Participant to accept employment with the Company, grant to the Participant the Restricted Stock Units (as defined below) described herein pursuant to the terms set forth below; and

WHEREAS, the award of the Restricted Stock Units pursuant to this Agreement (this “Award”) is being made and granted as a stand-alone award and not granted under the Ribbon 2025 Incentive Award Plan (the “Plan”).

NOW THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties agree as follows:

1.     Award of Restricted Stock Units.

a.	Subject to the terms and conditions of the Plan and this Agreement and in consideration of employment services rendered and to be rendered by the Participant to the Company, the Company hereby grants to the Participant the restricted stock units (the “Restricted Stock Units” or “PSUs”) set forth in the table immediately above. Each Restricted Stock Unit entitles the Participant to such number of shares of Common Stock, subject to continued employment, upon vesting as is determined pursuant to Section 2 hereof.

b.	This Award is being made and granted as a stand-alone award, separate and apart from, and outside of, the Plan, and shall not constitute an award granted under or pursuant to the Plan. Notwithstanding the foregoing, the terms, conditions and definitions set forth in the Plan (other than Section 11(i) of the Plan) shall apply to the Agreement and the Restricted Stock Units awarded hereunder as if the Restricted Stock Units had been granted under the Plan, and the Agreement shall be subject to such terms, conditions and definitions, which are hereby incorporated into this Agreement by reference (and any references to the Plan in this Agreement shall solely be interpreted to be references to the substance of the provisions of the Plan so incorporated, but shall not in any way imply or indicate that this Award was granted under the Plan). For the avoidance of doubt, the Restricted Stock Units awarded under this Agreement shall not be counted for purposes of calculating the aggregate number of shares of Common Stock that may be issued or transferred pursuant to awards under the Plan as set forth in Section 4(a) of the Plan. In the event of any inconsistency between the Plan and this Agreement, the terms of this Agreement shall control.

c.	This Award is intended to constitute an “employment inducement grant” under NASDAQ Listing Rule 5635(c)(4), and consequently is intended to be exempt from the NASDAQ rules regarding shareholder approval of stock option and stock purchase plans. This Agreement and the terms and conditions of the PSUs shall be interpreted in accordance and consistent with such exemption.

2.     Vesting of Restricted Stock Units.

a.	Upon the vesting of the Award, as described in this Section and Schedule 1 attached hereto, the Company shall deliver for each Restricted Stock Unit that vests, the number of shares of Common Stock as is determined pursuant to Schedule 1. Subject to satisfaction of any Tax-Related Items (as described below in this Agreement), the Common Stock shall be delivered as soon as practicable following the Vesting Date (as defined in Schedule 1), but in any case within 30 days after such date.

b.	Subject to Section 2(c) and Section 3, the Restricted Stock Units shall vest in accordance with the terms set forth in Schedule 1 attached hereto.

c.	Notwithstanding Section 2(b), upon the Participant’s termination of employment, the Award shall become subject to the acceleration of vesting to the extent provided in Schedule 1 attached hereto or under the terms of the Participant’s employment or severance agreement with the Company (or any employing subsidiary thereof), subject to any terms and conditions set forth in the Plan or imposed by the Board (including in Schedule 1 hereto).

3.     Termination of Employment. Subject to Section 2(c) and notwithstanding any other provision of the Plan to the contrary, upon the termination of the Participant’s employment with the Company and its subsidiaries, the Award, to the extent not yet vested, shall immediately and automatically terminate; provided, however, that the Board may, in its sole and absolute discretion agree to accelerate the vesting of the Award, upon termination of employment or otherwise, for any reason or no reason, but shall have no obligation to do so.

For purposes of the Plan and the Award, a termination of employment shall be deemed to have occurred on the date upon which the Participant ceases to perform active employment duties for the Company or its subsidiaries following the provision of any notification of termination or resignation from employment, and without regard to any period of notice of termination of employment (whether expressed or implied) or any period of severance or salary continuation. Notwithstanding any other provision of the Plan, the Award, this Agreement or any other agreement (written or oral) to the contrary, the Participant shall not be entitled (and by accepting an Award, thereby irrevocably waives any such entitlement) to any payment or other benefit to compensate the Participant for the loss of any rights under the Plan as a result of the termination or expiration of an Award in connection with any termination of employment. No amounts earned pursuant to the Plan or any Award shall be deemed to be eligible compensation in respect of any other plan of the Company or any of its subsidiaries.

4.     No Assignment. Except as expressly permitted under the Plan, this Agreement may not be assigned by the Participant by operation of law or otherwise.

5.     No Rights to Continued Employment. The granting of this Award evidenced hereby and this Agreement shall impose no obligation on the Company or any of its subsidiaries to continue the employment or service of the Participant and shall not lessen or affect any right that the Company or any of its subsidiaries may have to terminate the service of such Participant. The Participant shall remain an “at will” employee.

6.     Governing Law. This Agreement will be governed by and interpreted and construed in accordance with the internal laws of the State of Delaware (without reference to principles of conflicts or choice of law) as to all matters, including, but not limited to, matters of validity, construction, effect, performance and metrics.

7.     Tax Obligations. As a condition of the granting of the Award and the vesting thereof, the Participant acknowledges and agrees that, regardless of any action taken by the Company or any subsidiary thereof, the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Participant’s participation in the Award and legally applicable or deemed applicable to the Participant (“Tax-Related Items”) is and remains the Participant’s responsibility and may exceed the amount, if any, actually withheld by the Company. The Participant further acknowledges that the Company (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Restricted Stock Units or the underlying shares, including, but not limited to, the grant, vesting or settlement of the Restricted Stock Units, the subsequent sale of shares of Common Stock acquired pursuant to such settlement and the receipt of any dividends and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Restricted Stock Units to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if the Participant is subject to Tax-Related Items in more than one jurisdiction, the Participant acknowledges that the Company and/or any employing subsidiary thereof (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, the Participant agrees to make adequate arrangements satisfactory to the Company to satisfy all Tax-Related Items. In this regard, the Participant authorizes the Company and/or the employing subsidiary, or their respective agents, at their discretion, to satisfy any applicable withholding obligations or rights with regard to all Tax-Related Items by one or a combination of the following:

(i)	requiring the Participant to make a payment in a form acceptable to the Company;

(ii)	withholding from the Participant’s wages or other cash compensation payable to the Participant;

(iii)	withholding from proceeds of the sale of shares of Common Stock acquired upon settlement of the Restricted Stock Units either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization without further consent);

(iv)	withholding in shares of Common Stock to be issued upon settlement of the Restricted Stock Units; or

(v)	any other method of withholding determined by the Company and, to the extent required by applicable law or the Plan, approved by the Board.

The Company may withhold or account for Tax-Related Items by considering applicable statutory or other withholding amounts, including maximum rates applicable in the Participant’s jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Common Stock), or if not refunded, he or she may seek a refund from the local tax authorities. If the obligation for Tax-Related Items is satisfied by withholding in shares of Common Stock, the Participant will be deemed to have been issued the full number of shares of Common Stock subject to the vested Restricted Stock Units, notwithstanding that a number of the shares of Common Stock is held back solely for the purpose of paying the Tax-Related Items.

The Company may refuse to issue or deliver the shares or the proceeds of the sale of shares of Common Stock, if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.

The Participant acknowledges that he or she is responsible for reviewing with his or her own tax advisors the federal, state, local and non-U.S. tax consequences of the transactions contemplated by this Agreement. The Participant acknowledges that he or she is not relying on any statements or representations of the Company or any of its agents.

8.     Nature of Grant. In accepting the grant, the Participant acknowledges, understands and agrees that:

(a)     the Award is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)     the grant of the Restricted Stock Units is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of restricted stock units, or benefits in lieu of restricted stock units, even if restricted stock units have been granted in the past;

(c)     all decisions with respect to future restricted stock units or other grants, if any, will be at the sole discretion of the Company;

(d)     the Restricted Stock Unit grant and the Participant’s participation in the Award shall not create a right to employment or other service relationship with the Company;

(e)     the Restricted Stock Unit grant and the Participant’s participation in the Award shall not be interpreted as forming or amending an employment or service contract with the Company or any employing subsidiary thereof;

(f)      The Participant is voluntarily participating in the Award;

(g)     the Restricted Stock Units and the shares of Common Stock subject to the Restricted Stock Units, and the income from and value of same, are not intended to replace any pension rights or compensation;

(h)     the Restricted Stock Units and the shares of Common Stock subject to the Restricted Stock Units, and the income from and value of same, are not part of normal or expected compensation for purposes of, including but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, holiday pay, long-service awards, pension or retirement or welfare benefits or similar payments;

(i)      unless otherwise agreed with the Company in writing, the Restricted Stock Units and the shares of Common Stock subject to the Restricted Stock Units, and the income from and value of same, are not granted as consideration for, or in connection with, the service the Participant may provide as a director of a subsidiary of the Company;

(j)      the future value of the underlying shares of Common Stock is unknown, indeterminable and cannot be predicted with certainty;

(k)     no claim or entitlement to compensation or damages shall arise from forfeiture of the resulting from the termination of the Participant’s employment (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of his or her employment agreement, if any); and

(l)       neither the Company, any employing subsidiary thereof, nor any other subsidiary or affiliate of the Company shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of the Restricted Stock Unit or of any amounts due to the Participant pursuant to the settlement of the Restricted Stock Unit or the subsequent sale of any shares of Common Stock acquired upon settlement.

9.     Notices. Any notification required by the terms of this Agreement shall be given in writing and shall be deemed effective upon personal delivery or within three (3) days of deposit with the United States Postal Service or, if outside the United States, the local equivalent of the United States Postal Service, by registered or certified mail, with postage and fees prepaid. A notice shall be addressed to the Company, Attention: General Counsel, at its principal executive office and to the Participant at the address he or she most recently provided to the Company.

10.   Electronic Delivery and Participation. Notwithstanding Section 9, the Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

11.   Failure to Enforce Not a Waiver. The failure of the Company to enforce at any time any provision of this Agreement shall in no way be construed to be a waiver of such provision or of any other provision hereof.

12.   Amendments. This Agreement may be amended or modified only by a written agreement signed by the Company and the Participant; provided, however, that the Board may amend or alter this Agreement and the Award granted hereunder at any time, subject to the terms of the Plan.

13.   Authority. The Board has complete authority and discretion to determine Awards, and to interpret and construe the terms of the Plan and this Agreement. The determination of the Board as to any matter relating to the interpretation or construction of the Plan or this Agreement shall be final, binding and conclusive on all parties.

14.   Successors. This Agreement will bind and inure to the benefit of the parties and their respective successors, permitted assigns, heirs, devisees, and legal representatives.

15.   Entire Agreement. Except as set forth herein, this Agreement and the Plan supersede all prior agreements, whether written or oral and whether express or implied, between the Participant and the Company relating to the subject matter of this Agreement. Notwithstanding the foregoing, to the extent that the Participant has entered into an employment agreement with the Company and the terms noted in such employment agreement are inconsistent with or conflicts with this Agreement, then the terms of the employment agreement will supersede the inconsistent or conflicting terms set forth herein as determined by the Board in accordance with Section 3(a) of the Plan. In all other respects, this Agreement shall remain in full force and effect.

16.           Rights as a Stockholder. The Participant shall have no rights as a stockholder of the Company with respect to any shares of Common Stock underlying or relating to any Award until the issuance of a stock certificate to the Participant in respect of such Award.

17.           Erroneously Awarded Compensation. The Award (including any proceeds, gains or other economic benefit actually or constructively received by Participant upon any receipt of the Award or upon the receipt or resale of shares of Common Stock underlying the Award) shall be subject to the provisions of any claw-back policy implemented by the Company, including, without limitation, any claw-back policy adopted to comply with the requirements of applicable law, including without limitation the Sarbanes-Oxley Act of 2002, Dodd-Frank Wall Street Reform and Consumer Protection Act, Section 10D of the Exchange Act and any rules or regulations promulgated thereunder (or any amendment or modification of any such claw-back policy adopted by the Company).

18.           Severability. The provisions of this Agreement are severable and if any one or more provisions are deemed to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

19.           Section 409A.

a.	This Agreement is intended to comply with or be exempt from Section 409A of the Code (together with the Department of Treasury regulations and other interpretive guidance issued thereunder (including, without limitation, any such regulations or other guidance issued after the Grant Date, “Section 409A”) and, to the extent applicable, this Agreement shall be interpreted in accordance with Section 409A.

b.	If and to the extent (i) any portion of any payment, compensation or other benefit provided to the Participant pursuant to this Agreement in connection with his or her employment termination constitutes “nonqualified deferred compensation” within the meaning of Section 409A and (ii) the Participant is a specified employee as defined in Section 409A(a)(2)(B)(i) of the Code, in each case as determined by the Company in accordance with its procedures, by which determinations the Participant (through accepting the Award) agrees that he or she is bound, such portion of the payment, compensation or other benefit shall not be paid before the day that is six months plus one day after the date of “separation from service” (as determined under Section 409A) (the “New Payment Date”), except as Section 409A may then permit. The aggregate of any payments that otherwise would have been paid to the Participant during the period between the date of separation from service and the New Payment Date shall be paid to the Participant in a lump sum on such New Payment Date, and any remaining payments will be paid on their original schedule.

c.	Notwithstanding any other provision of the Plan or this Agreement, if at any time the Board determines that the Restricted Stock Units (or any portion thereof) may be subject to Section 409A, the Board shall have the right in its sole discretion (without any obligation to do so or to indemnify the Participant or any other person for failure to do so) to adopt such amendments to this Agreement, or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Board determines are necessary or appropriate for Restricted Stock Units to be exempt from the application of Section 409A or to comply with the requirements of Section 409A. No provision of this Agreement shall be interpreted or construed to transfer any liability for failure to comply with the requirements of Section 409A from the Participant or any other individual to the Company or any of its affiliates, employees or agents.

20.           Compliance with Law. Notwithstanding any other provision of the Plan or this Agreement, unless there is an exemption from any registration, qualification or other legal requirement applicable to the shares of Common Stock, the Company shall not be required to deliver any shares issuable upon settlement of the Restricted Stock Units prior to the completion of any registration or qualification of the shares under any local, state, federal or foreign securities or exchange control law or under rulings or regulations of the U.S. Securities and Exchange Commission (“SEC”) or of any other governmental regulatory body, or prior to obtaining any approval or other clearance from any local, state, federal or foreign governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Participant understands that the Company is under no obligation to register or qualify the shares with the SEC or any state or foreign securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the shares. Further, the Participant agrees that the Company shall have unilateral authority to amend the Agreement without the Participant’s consent to the extent necessary to comply with securities or other laws applicable to issuance of shares.

21.           Exchange Control, Foreign Asset/Account and/or Tax Reporting. Depending upon the country to which laws the Participant is subject, the Participant may have certain foreign asset/account and/or tax reporting requirements that may affect his or her ability to acquire or hold shares of Common Stock under the Plan or cash received from participating in the Plan (including from any dividends or sale proceeds arising from the sale of shares of Common Stock) in a brokerage or bank account outside the Participant’s country of residence. The Participant’s country may require that he or she report such accounts, assets or transactions to the applicable authorities in his or her country. The Participant also may be required to repatriate cash received from participating in the Plan to his or her country within a certain period of time after receipt. The Participant is responsible for knowledge of and compliance with any such regulations and should speak with his or her personal tax, legal and financial advisors regarding same.

22.           No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant’s participation in the Plan or his or her acquisition or sale of the underlying shares of Common Stock. The Participant should consult with his or her own personal tax, legal and financial advisors regarding the Participant’s participation in the Plan before taking any action related to the Plan.

23.           Appendix. Notwithstanding any provisions in this Agreement, the Award shall be subject to any additional terms and conditions set forth in any Appendix to this Agreement for the Participant’s country. The Appendix constitutes part of this Agreement.

24.           Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Plan, on the Restricted Stock Units and on any shares of Common Stock acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

25.           Captions. The captions of the sections of this Agreement are for reference only and will not affect the interpretation or construction of this Agreement.

26.           Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement will not be binding on either party unless and until signed by both parties.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement is effective as of the date first above written.

RIBBON COMMUNICATIONS INC.

By:	/s/ Patrick W. Macken
Name: Patrick W. Macken
Title: Executive Vice President, Chief Legal Officer & Secretary

Agreed and acknowledged as of the date first above written:

/s/ Stephen J. McCaffery
Stephen J. McCaffery

APPENDIX

ADDITIONAL TERMS AND CONDITIONS
FOR PARTICIPANTS OUTSIDE THE UNITED STATES

Terms and Conditions

This Appendix to the Restricted Stock Unit Agreement includes additional terms and conditions that govern the Restricted Stock Units granted to the Participant under this Award if the Participant resides and/or works in one of the countries below. This Appendix forms part of the Agreement. Any capitalized term used in this Appendix without definition will have the meaning ascribed to it in the Agreement or the Plan, as applicable.

If the Participant is a citizen or resident of a country, or is considered resident of a country, other than the one in which Participant is currently working and/or residing, or the Participant transfers employment and/or residency between countries after the date of grant, the Company will, in its sole discretion, determine to what extent the additional terms and conditions included herein will apply to the Participant under these circumstances.

Notifications

This Appendix also includes information relating to exchange control requirements and other issues of which the Participant should be aware with respect to the Participant’s participation in the Plan. As noted in Section 21 of the Agreement, foreign asset/account reporting obligations may apply in the Participant’s country, but are outside the scope of this Appendix. The information in this Appendix is based on the securities, exchange control and other laws in effect in the respective countries as of April 2021. Such laws are often complex and change frequently. As a result, the Participant should not rely on the information herein as the only source of information relating to the consequences of Participant’s participation in the Plan because the information may be out of date at the time that Participant vests in the Restricted Stock Units or sells shares of Common Stock acquired under the Plan.

In addition, the information is general in nature and may not apply to Participant’s particular situation, and the Company is not in a position to assure the Participant of any particular result. Accordingly, the Participant should seek appropriate professional advice as to how the relevant laws in Participant’s country may apply to the Participant’s situation.

Finally, if the Participant is a citizen or resident of a country, or is considered resident of a country, other than the one in which the Participant is currently working and/or residing, or the Participant transfers employment and/or residency after the date of grant, the information contained herein may not apply to the Participant in the same manner.

United Kingdom

Terms and Conditions

Responsibility for Taxes. The following provision supplements Section 7 (“Tax Obligations”) of the Agreement:

The Participant agrees to indemnify the Company and/or any employing subsidiary thereof for all Tax-Related Items that they are required to pay or withhold or have paid or will pay to Her Majesty’s Revenue & Customs (“HMRC”) (or any other tax authority or any other relevant authority) on the Participant’s behalf and authorizes the Company and/or any employing subsidiary thereof to recover such amounts by any of the means set out in Section 7 of the Agreement. The Participant also agrees to be liable for any Tax-Related Items related to the Restricted Stock Unit Award and legally applicable to him or her, and hereby covenants to pay any such Tax-Related items as and when requested by the Company, any employing subsidiary thereof or by HMRC (or any other tax authority or any other relevant authority).

Notwithstanding the foregoing, if the Participant is an executive officer or director (as within the meaning of Section 13(k) of the Exchange Act), the terms of the immediately foregoing provision will not apply. In the event that the Participant is an executive officer or director and the income tax is not collected from or paid by the Participant within ninety (90) days of the end of the U.K. tax year in which an event giving rise to the indemnification described above occurs, the amount of any uncollected income tax may constitute a benefit to the Participant on which additional income tax and national insurance contributions may be payable. The Participant acknowledges that he or she will be responsible for reporting and paying any income tax due on this additional benefit directly to the HMRC under the self-assessment regime and for paying the Company or any employing subsidiary thereof, as applicable, for the value of any employee national insurance contributions due on this additional benefit.

Schedule 1

1.           Annual Performance PSUs

The Annual Performance PSUs shall be eligible to vest based on both (a) achievement of Company performance goals with respect to each Annual Performance Period, as established by the Board on an annual basis following the commencement of each such Annual Performance Period (such goals with respect to an Annual Performance Period, the “Annual PSU Goals”), and (b) Participant’s continued employment through the Vesting Date.

The Board shall measure the Company’s level of achievement of the Annual PSU Goals for an applicable Annual Performance Period (and the number of shares earned in respect of the Annual Performance PSUs with respect to such Annual Performance Period) within a reasonable period of time following the end of such Annual Performance Period (and in any event prior to the six-month anniversary of the Vesting Date, unless such determination is administratively impracticable due to circumstances outside the control of the Company) and such number of shares for the applicable Annual Performance Period shall be final, binding and conclusive on all persons. The aggregate number of shares of Common Stock earned relating to each Annual Performance Period will vest on the Vesting Date. For the avoidance of doubt, to the extent Participant’s employment with the Company is terminated for any reason prior to the Vesting Date, he or she shall forfeit all Annual Performance PSUs (except to the extent provided in Section 3 of this Schedule 1 or as otherwise provided for in any Employment Agreement with the Participant).

2025 Annual Performance PSUs. The Annual PSU Goals for the Annual Performance Period ending December 31, 2025 (pursuant to which up to 3,600 of the Annual Performance PSUs (at target)are eligible to vest) will be based on both (1) the revenues (50% weighting) and (2) Adjusted EBITDA, pre-bonus (50% weighting), in each case for the year ended December 31, 2025. The revenue and Adjusted EBITDA performance levels for the 2025 Annual Performance Period are set forth below:

2025 Performance Period Financial Metrics
Revenue			Adjusted EBITDA (pre-bonus)
Achievement		Threshold ($M)	Achievement		Threshold ($M)
0%		$810	0%		$80
17%		$825	9%		$90
33%		$840	18%		$100
50%		$855	33%		$110
67%		$870	48%		$120
83%		$885	63%		$130
100	% (target)	$900	100	% (target)	$147
150%		$925 or above	150%		$163 or above

At the end of the Annual Performance Period ending December 31, 2025, the Company’s achievement of the applicable Annual PSU Goals for 2025 (and the shares of Common Stock received as a result thereof, if any) will be measured on a straight-line interpolation between the threshold and target performance levels and between the target and maximum performance levels set forth in the table above.

2026 Annual Performance PSUs. The Annual PSU Goals for the Annual Performance Period ending December 31, 2026 (pursuant to which up to 30,602 of the Annual Performance PSUs, at target) are eligible to vest) will be established by the Board in its discretion within a reasonable period of time following the commencement of the 2026 Annual Performance Period and communicated to the Participant as promptly as reasonably practicable thereafter.

2027 Annual Performance PSUs. The Annual PSU Goals for the Annual Performance Period ending December 31, 2027 (pursuant to which up to 30,602 of the Annual Performance PSUs, at target, are eligible to vest) will be established by the Board in its discretion within a reasonable period of time following the commencement of the 2027 Annual Performance Period and communicated to the Participant as promptly as reasonably practicable thereafter.

For the avoidance of doubt, the number of shares of Common Stock that will vest in respect of the Annual Performance PSUs will in no event exceed 150% of the aggregate number of each applicable Annual Performance PSUs for each of the Annual Performance Periods set forth above.

2.           Annual TSR PSUs

The TSR PSUs shall be eligible to vest based on both (a) the Company’s total shareholder return (“TSR”) as compared to the TSR of each of the companies for the period starting October 31, 2025 and ending December 31, 2028 that comprise the Company’s peer companies (the “Index”) as of October 31, 2025, which are disclosed in Appendix A to this Schedule 1 (collectively, the “Index Companies”) as set forth below, and (b) Participant’s continued employment through the Vesting Date.

TSR of the Company and each of the Index Companies will be calculated by the Board based on the 20-trading day average of the shares of Common Stock or the shares of common stock of each of the Index Companies, as applicable, immediately prior to the first trading day of the TSR Performance Period and the 20-trading day average of the shares of Common Stock or shares of common stock of each of the Index Companies, as applicable, immediately prior to and including the last trading day of the TSR Performance Period, assuming ordinary cash dividends are reinvested in additional shares of stock on the applicable ex-dividend date.

Notwithstanding the foregoing, (a) companies that are either acquired or that go private after the start of the TSR Performance Period will be excluded from the relative TSR measurement described below, and (b) except for the companies excluded pursuant to subsection (a) immediately above, companies that leave the Index after October 31, 2025, including, without limitation, in the event of a bankruptcy, shall remain an Index Company with an assumed TSR of negative 100.00% for the TSR Performance Period. For clarity, companies that were part of the Index on October 31, 2025 but leave the Index during the TSR Performance Period should still be included in the relative TSR measurement described below based on such company’s actual performance (i.e., such company should not have an assumed TSR of 100.00% for the TSR Performance Period but its actual performance should be used).

At the end of the TSR Performance Period, the Board shall determine the number of shares with respect to the TSR PSUs that will be earned based on the Company’s TSR ranked among the TSR of the Index Companies and the percentile rank is calculated based on the Company’s position in the ranking. The payout scale is detailed in the following table, with straight-line interpolation between the 25th and 50th Percentile Ranks, and between the 50th and 75th Percentile Ranks.

Company’s TSR Percentile Rank in Relation to Index Companies’ TSR	Shares Earned as Percent of Number of TSR PSUs
75th Percentile or Above	200%
50th Percentile	100%
25th Percentile	50%
Below 25th Percentile	0%

The Board’s determination of the scope of the Index Companies and their respective calculations of TSR (and any adjustments thereto) and the Company’s TSR percentile rank in relation to the Index Companies’ TSR shall be final, binding and conclusive on all persons. The aggregate number of shares of Common Stock earned relating to the TSR Performance Period will vest on the Vesting Date, subject to Participant’s continued employment through such date (except as otherwise set forth below). For the avoidance of doubt, to the extent Participant’s employment with the Company is terminated for any reason prior to the Vesting Date, he or she shall forfeit all TSR PSUs (except to the extent provided in Section 3 of this Schedule 1 or as otherwise provided for in the Participant’s Employment Agreement (if any)).

With respect to the computation of TSR and beginning and ending trading price, there shall also be an equitable adjustment to the extent, if any, necessary to preserve the intended incentives of the TSR PSU award and mitigate the impact of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of Common Stock other than an ordinary cash dividend, occurring during the TSR Performance Period (or during the applicable 20-day period in determining beginning price or ending price, as the case may be). The determination of the Board with respect to any such adjustments shall be final and binding.

3.           Accelerated Vesting. Annual Performance PSUs and TSR PSUs that are earned as described above and that are eligible to vest will vest as of the Vesting Date, subject to Participant’s continued employment through the Vesting Date. Notwithstanding the foregoing, however:

(a)           Upon a termination of Participant’s employment (x) by the Company or any of its affiliates without Cause (other than as a result of Participant’s death or Disability), (y) by the Participant for Good Reason, or (z) upon the Participant’s retirement on or after attaining age 65, in each case prior to an Acquisition:

(i)           Annual Performance PSUs. (A) To the extent such a Participant’s termination as described above occurs following the end of an Annual Performance Period but prior to the Vesting Date, any and all shares of Common Stock underlying the Annual Performance PSUs that were determined by the Board to have been earned but the distribution of which remain subject to the Participant’s employment with the Company through the Vesting Date shall be vested as of the date of the Participant’s termination, and such shares of Common Stock shall be delivered as soon as practicable following the Vesting Date, but in any case within 30 days after such date; (B) to the extent such a termination occurs during an Annual Performance Period and the Board has not yet determined whether the Annual Performance Goals for such Annual Performance Period has been achieved, then a prorated portion of the Annual Performance PSUs for the applicable year (prorated based on the number of days of such Participant’s employment or service during such Annual Performance Period) shall remain outstanding and be eligible to vest if the Board determines that the Company has achieved its Annual Performance Goals for such Annual Performance Period (and the number of shares of Common Stock issuable thereunder shall be calculated based on the level of actual performance as determined by the Board). Any such shares of Common Stock that vest in respect of the Annual Performance PSUs shall be delivered as soon as practicable following the Vesting Date, but in any case within 30 days after such date; and (C) all other Annual Performance PSUs that were not earned based on actual performance with respect to the Annual Performance Periods described above shall be forfeited as of the date they can no longer vest under any circumstances.

(ii)           TSR PSUs. (A) To the extent such a termination occurs following the end of the TSR Performance Period but prior to the Vesting Date, the TSR PSUs shall be vested as of the date of the Participant’s termination with respect to the number of shares of Common Stock determined in accordance with this Schedule 1 and based on actual performance results at the end of the TSR Performance Period, and such shares of Common Stock shall be delivered as soon as practicable following the Vesting Date, but in any case within 30 days after such date; and (B) to the extent such a termination occurs during the TSR Performance Period, a prorated portion of the TSR PSUs (prorated based on days of the Participant’s employment or service during the TSR Performance Period) shall remain outstanding and be eligible to vest with respect to the number of shares of Common Stock determined in accordance with this Schedule 1 and based on actual performance results at the end of the TSR Performance Period. Any such shares of Common Stock that vest in respect of the TSR Performance PSUs shall be delivered as soon as practicable following the Vesting Date, but in any case within 30 days after such date. For the avoidance of doubt, if no shares of Common Stock are earned based on actual performance with respect to the TSR Performance Period described above, all TSR PSUs shall be forfeited as of the date they can no longer vest under any circumstances.

(b)           Upon an Acquisition, (i) the number of shares of Common Stock that will be eligible to vest in respect of the Annual Performance PSUs will be calculated based on (A) for any Annual Performance Period(s) completed prior to the Acquisition, actual performance for such Annual Performance Period(s), (B) for any Annual Performance Period in which the Acquisition occurs, actual performance through the date of the Acquisition or, if such performance is not determinable, at target performance, and (C) for any Annual Performance Period(s) that have not yet commenced, at target performance, and (ii) the number of shares of Common Stock that will be eligible to vest with respect to the TSR PSUs will be calculated in accordance with Section 2 of this Schedule 1 as if the date immediately prior to such Acquisition constituted the end of the TSR Performance Period. If the PSUs are not assumed as part of the Acquisition and there is no substitute for the PSUs, all PSUs that remain eligible to vest at the time of the Acquisition shall become vested in full as of the Acquisition (at target performance), and all vested PSUs shall be settled on consummation of the Acquisition if the Acquisition constitutes a “change in control event” under Section 409A of the Code (if the Acquisition does not constitute a “change in control event” under Section 409A of the Code, the vested PSUs shall be settled as soon as practicable following the Vesting Date, but in any case within 30 days after such date. If the PSUs are assumed as part of the Acquisition or there is a substitute for the PSUs, all PSUs that remain eligible to vest at the time of the Acquisition shall remain outstanding and will vest as of the Vesting Date, subject to Participant’s continued employment through the Vesting Date. In the event of termination of Participant’s employment (x) by the Company or any of its affiliates without Cause (other than as a result of the Participant’s death or Disability), (y) by the Participant for Good Reason, or (z) upon the Participant’s the retirement on or after attaining of any Participant age 65, in each case following such Acquisition and prior to the Vesting Date, the PSUs shall be vested as of the date of the Participant’s termination. Such shares of Common Stock that are subject to PSUs following an Acquisition and that become vested after the Acquisition shall be delivered as soon as practicable following the Vesting Date, but in any case within 30 days after such date.

(c)           Notwithstanding anything to the contrary herein, (1) if the Participant’s Employment Agreement (if any) contemplates full vesting without reference to the applicable level of performance, this Section 3 shall be deemed to fulfill such contemplated vesting; and (ii) in the event of any conflict between the terms herein and the Employment Agreement (if any), the Employment Agreement shall control; provided, however, nothing in the Employment Agreement will accelerate the time of delivery of any shares of Common Stock pursuant to this Award.

(d)           The shares subject to the Annual Performance PSUs and the TSR PSUs held by Participant may be subject to the acceleration of vesting provisions, if any, in Participant’s Employment Agreement and will be treated like any full value equity awards under Participant’s Employment Agreement, if applicable (e.g., “restricted shares” and “restricted stock units”). For clarity, any and all Annual Performance PSUs and TSR PSUs shall be eligible to vest pursuant to the terms hereof as well as pursuant to any Employment Agreement, if applicable (provided that, upon the occurrence of an event resulting in accelerated vesting, the accelerated vesting of either this Agreement or the Employment Agreement (if any), not both, shall apply). Notwithstanding the foregoing, however, nothing in the Participant’s Employment Agreement will accelerate the time of delivery of any shares of Common Stock pursuant to this Award.

4.           Definitions. For purposes of this Schedule 1, the capitalized terms set forth below shall have the following meanings:

a.	“Acquisition” shall (i) mean the occurrence of an “Acquisition” or “Change in Control” as defined in the Employment Agreement following the Grant Date; provided that the entity referenced in the such definition as triggering the “Acquisition” or “Change in Control” (or in relation to the board of directors (or similar governing body) or equity interests of the entity triggering such event) shall mean Ribbon Communications Inc. or (ii) if (x) Participant is not party to an Employment Agreement or (y) no such term is defined in the Employment Agreement, have the same meaning as the term “Change in Control” set forth in the Plan. The Board shall make all determinations as to whether an Acquisition occurs and such determinations shall be final, binding and conclusive on all Persons, including the Participant.

b.	“Annual Performance Period” shall mean each fiscal year ending December 31, 2025, 2026 and 2027.

c.	“Cause” shall have the meaning of “Cause” or “For Cause” set forth in the Employment Agreement; provided that, if (x) Participant is not party to an Employment Agreement or (y) the Employment Agreement does not define “Cause,” then all terminations of employment by the Company other than for objective business reasons shall be deemed to constitute a termination for Cause for purposes of this Agreement.

d.	“Disability” shall have the meaning set forth in the Employment Agreement; provided that, if (x) Participant is not party to an Employment Agreement or (y) the Employment Agreement does not define “Disability,” then “Disability” shall mean an illness (mental or physical) or accident, which results in (or could reasonably be expected to result in) the Participant being unable to perform his or her duties as an employee of the Company for a period of one hundred eighty (180) days, whether or not consecutive, in any twelve (12) month period.

e.	“Employment Agreement” as of any date means the employment and/or severance agreement between Participant and the Company or one of its subsidiaries, as in effect on such date, if any.

f.	“Good Reason” shall have the meaning set forth in the Employment Agreement; provided that, if (x) Participant is not party to an Employment Agreement or (y) the Employment Agreement does not define “Good Reason,” then all terminations of employment by the Participant shall be deemed to constitute a termination without Good Reason for purposes of this Agreement.

g.           “TSR Performance Period” shall mean the period commencing on October 31, 2025 and ending on December 31, 2028.

h.           “Vesting Date” shall mean (1) with respect to Annual Performance PSUs, May 15, 2028 or such earlier vesting date as contemplated by Section 3 of this Schedule 1 or as otherwise provided for in a separate agreement with the Company and (2) with respect to the TSR PSUs, May 15, 2029 or such earlier vesting date as contemplated by Section 3 of this Schedule 1 or as otherwise provided for in a separate agreement with the Company.

Schedule 2

Index Companies

at October 31, 2025

NASDAQ Telecom Index

Company Name	Security Symbol
8X8 INC	EGHT
ACTELIS NETWORKS CM	ASNS
ADTRAN HLDGS, INC.	ADTN
AIRGAIN INC CM	AIRG
ANTERIX INC CMN STK	ATEX
APPLIED OPTOELECT CM	AAOI
AST SPACEMOBILE CM A	ASTS
ATN INT'L, INC.	ATNI
AUDIOCODES LTD	AUDC
AVIAT NETWORKS, INC.	AVNW
CAMBIUM NETWORKS ORD	CMBM
CERAGON NETWORKS LTD	CRNT
CHARTER COMMUNICATIO	CHTR
CISCO SYSTEMS INC.	CSCO
CLEARFIELD, INC	CLFD
CLEARONE INC.	CLRO
COGENT COMM HLDGS	CCOI
COMCAST CORP A	CMCSA
COMMSCOPE HOLDING CO	COMM
COMTECH TELECOM CO	CMTL
Core AI Holdings	CHAI
CREXENDO, INC. CS	CXDO
DIGI INTL INC	DGII
ECHOSTAR CORP	SATS
Elauwit Connection	ELWT
ERICSSON ADR	ERIC
EXTREME NETWORKS	EXTR
FiEE Inc	FIEE
FINGERMOTION, INC CM	FNGR
FOXX DEVELOPMENT CS	FOXX
FRANKLIN WIRELESS CM	FKWL
FRONTIER COMM PRT CM	FYBR
GCI Liberty A	GLIBA
GCI Liberty C	GLIBK
GENASYS INC. CMN	GNSS
GILAT SATELLITE NTWK	GILT
GLOBALSTAR INC	GSAT
GOGO INC CMN STK	GOGO
HARMONIC INC	HLIT
INSEEGO CORP. CMN	INSG
INTERDIGITAL INC CM	IDCC

Company Name	Security Symbol
IOTHREE LTD OS	IOTR
IRIDIUM COMM INC	IRDM
ITURAN LOCATION	ITRN
K V H INDS INC	KVHI
Kyivstar	KYIV
LANTRONIX INC	LTRX
LIBERTY BROADBD A CM	LBRDA
LIBERTY BROADBD C CM	LBRDK
LIBERTY GL LTD CMN A	LBTYA
LIBERTY GL LTD CMN B	LBTYB
LIBERTY GL LTD CMN C	LBTYK
LIBERTY LTN AM CM A	LILA
LIBERTY LTN AMR CM C	LILAK
LIGHTWAVE LOGIC CM	LWLG
LUMENTUM HLD CM	LITE
MARIS-TECH LTD. ORD	MTEK
MILLICOM INTERNATION	TIGO
MOBILICOM LTD ADS	MOB
NETGEAR INC CMN	NTGR
NEXTPLAT CORP CMN	NXPL
OPTICAL CABLE CORP	OCC
PICOCELA INC. ADS	PCLA
RADCOM LTD	RDCM
RIBBON COMM INC CMN	RBBN
ROKU, INC. A CMN	ROKU
SANGOMA TECH CM SH	SANG
SHENANDOAH TELECOM	SHEN
SIFY TECHS LTD ADS	SIFY
SONIM TECH INC. CS	SONM
SPOK HOLDINGS, INC.	SPOK
SURGEPAYS, INC. CM	SURG
TELESAT CMN & VARI V	TSAT
T-MOBILE US CMN	TMUS
UCLOUDLINK GROUP ADS	UCL
UTIME LIMITED ORD SH	WTO
UTSTARCOM HLDS ORD	UTSI
VEON LTD. ADS	VEON
VIASAT INC	VSAT
VIAVI SOLUTIONS CMN	VIAV
VODAFONE GRP PLC ADS	VOD